UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-205799, 333-205798, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136, 333-193783, 333-219792 and 333-224648.

CONTENTS

On June 22, 2018, Attunity Ltd. (the "Company") entered into an Amendment No. 2 (the “Amendment”) to the Bonus Rights Agreement, dated as of June 7, 2016 as amended by Amendment No. 1 to Bonus Rights Agreement, dated as of June 19, 2017 (as amended, the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

Under the terms of the Amendment, the expiration date of the Company’s Shareholder Bonus Rights Plan (as amended, the “Plan”) contemplated by the Rights Agreement has been extended. Following the Amendment, the Plan will continue in effect until June 30, 2019, unless earlier redeemed or exchanged by the Company.

A copy of the Rights Agreement as originally executed is attached as Exhibit 99.2 to the Form 6-K of the Company submitted to the Securities and Exchange Commission ("SEC") on June 8, 2016 and is incorporated herein by reference and a copy of Amendment No. 1 to Bonus Rights Agreement, dated as of June 19, 2017 as originally executed is attached as Exhibit 99.1 to the Form 6-K of the Company submitted to the SEC on June 20, 2017 and is incorporated herein by reference.

The foregoing summary description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference in its entirety.

Exhibit

99.1	Amendment No. 2 to the Bonus Rights Agreement, dated as of June 22, 2018 between Attunity Ltd. and American Stock Transfer & Trust Company, LLC, as Rights Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: June 28, 2018